Exhibit 99.1

Stellantis and Dongfeng Agree on a Share Repurchase Framework

AMSTERDAM, July 15, 2022 – Stellantis N.V. and Dongfeng Motor (Hong Kong) International Co., Limited, a subsidiary of Dongfeng Motor Group Company Limited (“Dongfeng”) have executed a heads of agreement (“HOA”) related to the 99.2 million common shares in Stellantis held by Dongfeng, representing 3.16% of Stellantis’ share capital. Under the HoA, Dongfeng may from time to time submit an offer to sell to Stellantis, all or a portion of the Stellantis common shares held by Dongfeng. Stellantis will have the right but not the obligation to accept such an offer and purchase the offered shares at the average of the closing prices per Stellantis share on Euronext Milan for the five trading day period immediately prior to the date on which Dongfeng submits the offer.

In case Dongfeng determines to dispose of any of its Stellantis common shares through an accelerated book build (ABB) process, Dongfeng will offer Stellantis the opportunity to act as a cornerstone investor in that transaction, at the offer price resulting from the ABB process.

Any purchase of Stellantis common shares by Stellantis from Dongfeng will be carried out under the authority granted by the general meeting of April 13, 2022, as possibly renewed or extended.

Stellantis will inform the market if it accepts an offer from Dongfeng and agrees to purchase the offered shares.
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About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Valérie GILLOT +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Nathalie ROUSSEL + 33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com